FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)
El Golf 150
Fourteenth Floor
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

MATERIAL FACT

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

Registered in the Securities Registry with N° 042

Santiago (Chile), March 18, 2009

MR. SUPERINTENDENT OF SECURITIES AND INSURANCE:

The undersigned, as representatives of the corporation named Celulosa Arauco y Constitución S.A. (the “Company”), all domiciled in the Metropolitan Region of Chile, Avenida El Golf 150, 14th Floor, Commune of Las Condes, a company registered in the Securities Registry with N° 42, Tax Identification Number: 93,458,000-1, and as duly empowered by the Board of Directors to provide this information, hereby inform to you the following material information with respect to the Company pursuant to article 9 and the second paragraph of article 10 of Law 18,045:

On the date hereof, the Company has proceeded with the placement of bonds in the Chilean market, bonds which are unmaterialized and to the bearer. The most relevant conditions of the bonds are the following:

1. Bonds of the Series “F” are part of the remaining bonds of the first issuance on account of the line of bonds approved by the Board of Directors of the Company on June 24, 2008 and registered in the Securities Registry of the Superintendency of Securities and Insurance under N° 545. The placement was in this instance for a total amount of 2,000,000 of Unidades de Fomento (“UF”)1, with a term of 21 years, with a grace period of 10 years, and which obtained a placement rate of 4.54%.

The Bonds of the Series “F” will accrue over the outstanding principal, expressed in UF, a yearly coupon interest of 4.25%, compound, due, calculated over the basis of equal semesters of 180 days, equivalent to a semi-annual interest rate of 2.1029%. The interests shall be accrued starting from October 30, 2008.

2. Bonds of the Series “H”, issued on account of the line of bonds approved by the Board of Directors of the Company on June 24, 2008 and registered in the Securities Registry of the Superintendency of Securities and Insurance under N° 544. Such placement was for an amount of 2,000,000 Unidades de Fomento (U.F.), with a term of five years, and in which it was obtained a placement rate of 3.35%.

The Bonds of the Series “H” will accrue over the outstanding principal, expressed in UF, a yearly coupon interest of 2.25%, compound, due, calculated over the basis of equal semesters of 180 days, equivalent to a

_________________________

1 The UF is a unit of account that is linked to, and adjusted daily to reflect changes in, the Chilean consumer price index reported by the Chilean National Institute of Statistics (Instituto Nacional de Estadísticas). At March 18, 2009, one UF equaled U.S.$35.99 and Ch$20,995.03.

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semi-annual interest rate of 1.1187%. The interests shall be accrued starting from March 1, 2009.

3. The above series of bonds have a Chilean rating classification of AA.

The placement agent was IM Trust S.A., Corredores de Bolsa, a company with which Arauco has no property relation.

The spread of the bonds over the 20-year bond issued by the Central Bank of Chile in UF (“BCU”) obtained for the Series “F”, was 155 basis points; in turn, the spread over the BCU on 5 years obtained for the Series “H” was of 171 basis points.

4. Other relevant conditions of the abovementioned bonds are the following:

i) The Bonds of the series “F” may be redeemed starting on October 30, 2014, and the Bonds of the series H” may be redeemed starting on March 1, 2011.

ii) The Bonds will not have any guaranty.

iii) The proceeds obtained from the aforementioned placements, will be destined to the refinancing of short and long term liabilities of the Company and other general corporate purposes of the Company and/or its subsidiaries.

It is deemed that the placement of the above-referenced bonds, will not have significant effects over the income statements of the Company.

Sincerely yours,

CELULOSA ARAUCO Y CONSTITUCION S.A.

Jorge Garnham M. Corporate Management Director	Gianfranco Truffello J Chief Financial Officer

c.c.	- Bolsa de Comercio de Santiago
- Bolsa Electrónica de Chile, Bolsa de Valores
- Bolsa de Corredores, Bolsa de Valores Valparaíso
- Representative of the Bondholders (Banco Santander Chile)

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SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date:	March 23, 2009	By: /s/ Matías Domeyko Cassel
Name: Matías Domeyko Cassel
Title: Chief Executive Officer